File No. 812-14679

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-1 UNDER THE ACT.

MEDLEY CAPITAL CORPORATION, MEDLEY LLC, MCC ADVISORS LLC, MEDLEY CAPITAL LLC, MEDLEY OPPORTUNITY FUND II LP, MOF II GP LLC, MEDLEY OPPORTUNITY FUND III LP, MOF III GP LLC, MOF II MANAGEMENT LLC, MOF III MANAGEMENT LLC, MEDLEY SBIC, LP, MEDLEY SBIC GP, LLC, MEDLEY CREDIT STRATEGIES (KOC) LLC, SIERRA INCOME CORPORATION, SIC ADVISORS LLC, SIERRA TOTAL RETURN FUND, STRF ADVISORS LLC, SIERRA OPPORTUNITY FUND, SOF ADVISORS LLC

280 Park Avenue, 6th Floor East

New York, NY 10017

(212) 759-0777

All Communications, Notices and Orders to:

Brook Taube

Medley Capital Corporation

Seth Taube

Sierra Income Corporation
Sierra Total Return Fund
Sierra Opportunity Fund

280 Park Avenue, 6th Floor East

New York, NY 10017

(212) 759-0777

Copies to:

Steven B. Boehm, Esq.

Harry S. Pangas, Esq.

Payam Siadatpour, Esq.

Sutherland Asbill & Brennan LLP

700 6th Street, N.W.

Washington, DC 20001

(202) 383-0100

December 23, 2016

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

MEDLEY CAPITAL

CORPORATION, MEDLEY LLC,

MCC ADVISORS LLC, MEDLEY

CAPITAL LLC, MEDLEY

OPPORTUNITY FUND

II LP, MOF II GP LLC,

MEDLEY OPPORTUNITY FUND III LP,

MOF III GP LLC, MOF II MANAGEMENT

LLC, MOF III MANAGEMENT LLC,

MEDLEY SBIC, LP, MEDLEY SBIC

GP, LLC, MEDLEY CREDIT

STRATEGIES (KOC) LLC, SIERRA

INCOME CORPORATION, SIC

ADVISORS LLC, SIERRA TOTAL

RETURN FUND, STRF ADVISORS LLC,

SIERRA OPPORTUNITY FUND,

SOF ADVISORS LLC

280 Park Avenue, 6th Floor East

New York, NY 10017

(212) 759-0777

File No. 812-14679

Investment Company Act of 1940

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FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-1 UNDER THE ACT.

INTRODUCTION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”),1 and Rule 17d-1 promulgated under the Act,2 permitting certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4):

1 Unless otherwise indicated, all section references herein are to the Act.

2Unless otherwise indicated, all rule references herein are to rules under the Act.

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•	Medley Capital Corporation (“MCC”),

•	Medley SBIC, LP (“Medley SBIC”) and its general partner, Medley SBIC GP, LLC (the “SBIC General Partner”),

•	Medley LLC, the holding company for the Regulated Entity Advisers and the Existing Affiliated Investment Advisers (each as defined below),

•	MCC Advisors LLC, MCC’s investment adviser (“MCC Advisors”),

•	Medley Capital LLC, MOF II Management LLC, and MOF III Management LLC (collectively, the “Existing Affiliated Investment Advisers”),[3]

•	MOF II GP LLC, MOF III GP LLC, and Medley Credit Strategies GP, LLC (collectively, the “Existing General Partners”),[4]

•	Medley Opportunity Fund III LP, Medley Opportunity Fund II LP and Medley Credit Strategies (KOC) LLC (collectively, the “Existing Affiliated Funds”),[5]

•	Sierra Income Corporation (“Sierra”),

•	SIC Advisors LLC, Sierra’s investment adviser (“SIC Advisors”),

•	Sierra Total Return Fund (“STRF”),

•	STRF Advisors LLC, STRF’s investment adviser (“STRF Advisors”),

•	Sierra Opportunity Fund (“SOF”), and

•	SOF Advisors LLC, SOF’s investment adviser (“SOF Advisors”).

In this Application:

•	The term “Affiliated Funds” means the Existing Affiliated Funds and the Future Affiliated Funds (as defined below).

•	The term “Affiliated Investment Advisers” means the Existing Affiliated Investment Advisers, together with any future investment advisers that Medley LLC controls.

3The Existing Affiliated Investment Advisers are domestic limited liability companies and are directly wholly-owned by and directly controlled by, Medley LLC. Medley LLC, which is controlled by Medley Management Inc., a publicly traded asset management firm, which in turn is controlled by Medley Group LLC, an entity controlled by the Principals. Medley LLC currently is exempt from registration under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), as a holding company that does not directly advise an investment company. Medley Capital LLC, Medley Credit Strategies LLC and MOF II Management LLC are registered investment advisers under the Advisers Act.

4The Existing General Partners are directly wholly-owned by, and directly controlled by, Medley GP Holdings LLC. Medley GP Holdings LLC is controlled by the Principals (as defined below).

5 No Existing Affiliated Fund is a subsidiary of a Regulated Entity (as defined below).

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•	The term “Applicants” refers to MCC, Sierra, Medley SBIC, SBIC General Partner, Medley LLC, MCC Advisors, SIC Advisors, STRF, STRF Advisors, SOF, SOF Advisors, the Existing Affiliated Investment Advisers, the Existing General Partners and the Existing Affiliated Funds.

•	The term “Board” means, with respect to any Regulated Entity (as defined below), the board of directors or trustees, as applicable, of that Regulated Entity (including the MCC Board, for MCC, the Sierra Board, for Sierra, the STRF Board, for STRF, and the SOF Board, for SOF).

•	The term “Co-Investment Transaction” means any transaction in which a Regulated Entity (or its Wholly-Owned Investment Sub, as defined below) participated, in reliance on the Order or the Prior Order (as defined below), (a) together with one or more other Regulated Entities and/or (b) together with one or more Affiliated Funds.

•	The term “Future Affiliated Funds” means any entity whose (i) investment adviser is an Affiliated Investment Adviser, (ii) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, (iii) that is not a subsidiary of a Regulated Entity, and (iv) that intends to participate in the Co-Investment Program (as defined below).

•	The term “Independent Directors”, as used in this application, refers to the directors or trustees, as applicable, of a Regulated Entity who are not “interested persons” of the Regulated Entity as defined in Section 2(a)(19) of the Act.

•	The term “Participating Funds” means Affiliated Funds that have the capacity to, and elect to, co-invest with the Regulated Entities.

•	The term “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Entity (or its Wholly-Owned Investment Sub) could not participate together with one or more Regulated Entities and/or together with one or more Affiliated Funds without obtaining and relying on the Order.

•	The term “Regulated Entity” means any of (i) MCC; (ii) Sierra; (iii) STRF; (iv) SOF; and (v) any future closed-end investment company (a) that is registered under the Act or has elected to be regulated as a BDC[6] under the Act, (b) whose investment adviser is a Regulated Entity Adviser, and (c) that intends to participate in the Co-Investment Program.

•	The term “Regulated Entity Advisers” means (i) MCC Advisors, (ii) SIC Advisors, (iii) STRF Advisors, (iv) SOF Advisors, and (v) any future investment adviser that Medley LLC controls.

•	The term “SBIC Subsidiary” means an entity that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “SBA Act”) as a small business investment company (an “SBIC”).

6 Section 2(a)(48) defines a business development company (“BDC”) to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

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•	The term “Wholly-Owned Investment Sub” means an entity (i) that is wholly-owned by a Regulated Entity (with such Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests), (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Entity (and, in the case of an SBIC Subsidiary, maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (iii) with respect to which the Regulated Entity’s Board has the sole authority to make all determinations with respect to the entity’s participation under the conditions of this Application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. All subsidiaries participating in the Co-Investment Program will be Wholly-Owned Investment Subs and will have Objectives and Strategies (as defined below) that are either substantially the same as, or a subset of, their parent Regulated Entity’s Objectives and Strategies. An SBIC Subsidiary may be a Wholly-Owned Investment Sub if it satisfies the conditions in this definition.

The Order would supersede an exemptive order issued by the Commission on November 25, 2013 (the “Prior Order”)7 that was granted pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

The relief requested in this application for an Order (the “Application”) would allow a Regulated Entity and one or more other Regulated Entities and/or one or more Affiliated Funds to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Sections 17(d) and 57(a)(4) and Rule 17d-1 (the “Co-Investment Program”).8

A Regulated Entity may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or another Regulated Entity because it would be a company controlled by the Regulated Entity for purposes of Sections 17(d) and 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Entity that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the Regulated Entity were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Entity’s investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Sub. The Regulated Entity’s Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Entity’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Entity’s place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board of the Regulated Entity will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Sub.

7In the Matter of Medley Capital Corporation, et al., Investment Company Act Release Nos. 30769 (Oct. 28, 2013) (notice) and 30807 (Nov. 25, 2013) (order).

8 The Regulated Entities and the Affiliated Funds may, subject to the terms and conditions of the Order, make additional investments in securities of issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”).

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All existing entities that currently intend to rely on the Order have been named as Applicants. Any other existing or future entity that relies on the Order in the future will comply with the terms and conditions of the Application.

I. APPLICANTS

A.	Medley Capital Corporation

MCC is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC. MCC filed a registration statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”) in connection with its initial public offering, which became effective on January 20, 2011. In addition, MCC has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) and intends to continue to qualify as a RIC in the future. MCC’s principal place of business is 280 Park Avenue, 6th Floor East, New York, New York 10017.

MCC’s investment objective is to generate current income and capital appreciation by lending directly to privately-held middle market companies. MCC’s investments are made directly through MCC, and may in the future be made through one or more Wholly-Owned Investment Subs that MCC may establish from time to time. Such Wholly-Owned Investment Subs will have Objectives and Strategies (as defined below) that are substantially the same as, or a subset of, those of MCC, although the Wholly-Owned Investment Subs will be subject to different regulatory regimes. MCC’s portfolio will generally consist of secured loans, and, to a lesser extent, subordinate loans and equity positions in situations where they are also a secured lender. MCC seeks to provide customized financing solutions, typically in the form of secured loans to corporate and asset-based borrowers, and may utilize structures such as sale leaseback transactions, direct asset purchases or other hybrid structures that it believes replicate the economics and risk profile of secured loans. MCC may also selectively make subordinated debt and equity investments in borrowers to which they have extended secured debt financing. MCC believes that its proposed investment strategy will allow it to generate cash available for distribution to its stockholders and to provide competitive total returns to its stockholders.

MCC’s business and affairs are managed under the direction of MCC’s board of directors (the “MCC Board”). The MCC Board currently consists of seven members, four of whom are Independent Directors. Each of Brook Taube and Seth Taube (the “Principals”) and Jeff Tonkel serves as an interested director on the MCC Board. The MCC Board delegates daily management and investment authority to MCC Advisors pursuant to an investment management agreement (the “Investment Management Agreement”). MCC Advisors also serves as MCC’s administrator pursuant to an administration agreement (the “Medley Administration Agreement”). Seth Taube is not an officer of MCC. Brook Taube serves as MCC’s Chief Executive Officer. Jeff Tonkel serves as Medley Management Inc.’s President. None of the Principals nor any members of Medley LLC’s senior management team will benefit directly or indirectly from any Co-Investment Transaction, other than by virtue of the ownership of securities of MCC and the Affiliated Investment Advisers, and none will participate individually in any Co-Investment Transaction.

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B.	Medley SBIC, LP and Medley SBIC GP, LLC

Medley SBIC was organized as a limited partnership under the laws of the state of Delaware on February 8, 2012, and submitted an application for a license to operate as an SBIC under the SBA Act with the SBA on December 9, 2011 (the “SBIC Application”). Medley SBIC has the same investment objective and strategies as MCC, as summarized above.

On March 26, 2013, Medley SBIC received an SBIC license from the SBA. As a result, MCC now has the ability to issue, through Medley SBIC, debentures guaranteed by the SBA at favorable interest rates. Medley SBIC will not be registered under the Act based on the exclusion from the definition of investment company contained in Section 3(c)(7). MCC directly owns a 100% limited partnership interest in Medley SBIC.

The SBIC General Partner was organized as a limited liability company under the laws of the state of Delaware on February 8, 2012, and is a wholly-owned subsidiary of MCC, which is the sole member of the SBIC General Partner. Each of the Principals are managers of the SBIC General Partner. MCC may remove the managers of the SBIC General Partner at any time, with or without cause, subject to the approval of the SBA.

Medley SBIC is functionally a wholly-owned subsidiary of MCC because MCC and the SBIC General Partner (which is a wholly-owned subsidiary of MCC) own all of the equity and voting interests in Medley SBIC.

MCC effectively controls Medley SBIC because SBIC General Partner is a wholly-owned subsidiary of MCC. MCC’s Board may remove the managers of SBIC General Partner with or without cause, subject to SBA approval. Moreover, MCC owns all of the limited partnership interests of Medley SBIC, and believes that its oversight of Medley SBIC is appropriate to protect MCC’s interests. Accordingly, the MCC Board effectively has the power to exercise authority and provides oversight with respect to Medley SBIC and will in fact exercise such authority and provide such oversight.

Subject to the overall supervision of the MCC Board, MCC Advisors will serve as the investment adviser to Medley SBIC pursuant to a management services agreement dated as of March 23, 2012 (as amended and re-approved from time to time by the MCC Board, the “Management Services Agreement”).

On March 27, 2012, MCC, Medley SBIC, the SBIC General Partner and MCC Advisors filed an application with the Commission for an order pursuant to Section 6(c) granting exemptions from Sections 18(a) and 61(a). On November 14, 2012, the Commission issued an order (the “SBIC Order”)9  permitting MCC to adhere to a modified asset coverage requirement under Section 61 with respect to any direct or indirect wholly owned subsidiary of MCC that is an SBIC and relies on section 3(c)(7) for an exemption from the definition of an “investment company” under the Act.

9 Medley Capital Corporation et.al. Investment Company Act Release Nos. 30234 (Oct. 16, 2012) (notice) and 30262 (Nov. 14, 2012) (order).

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C.	Sierra Income Corporation

Sierra is an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the Act. Sierra filed a registration statement on Form N-2 (File No. 333-175624) under the 1933 Act in connection with its initial public offering, which became effective on April 16, 2012. Sierra is offering on a best efforts, continuous basis 150,000,000 shares of its common stock. In addition, Sierra intends to make an election to be treated for federal income tax purposes as a RIC under the Code, and intends to continue to make such election in the future. Sierra’s principal place of business is 280 Park Avenue, 6th Floor East, New York, New York 10017.

Sierra’s investment objective is to generate current income and capital appreciation by investing primarily in the debt of privately-held U.S. companies with a focus on senior secured debt, second lien debt and, to a lesser extent, subordinated debt. Sierra’s investments are made directly through Sierra, and may in the future be made through one or more Wholly-Owned Investment Subs that Sierra may establish from time to time. Such Wholly-Owned Investment Subs will have Objectives and Strategies (as defined below) that are substantially the same as, or a subset of, those of Sierra, although the Wholly-Owned Investment Subs will be subject to different regulatory regimes. Sierra intends to originate transactions sourced through the existing network of its advisor, SIC Advisors, and expects to acquire debt securities through the secondary market. Sierra may make equity investments in companies but does not expect this to be a substantial portion of its portfolio.

Sierra’s business and affairs are managed under the direction of a board of directors (the “Sierra Board”). The Sierra Board currently consists of five members, three of whom are Independent Directors. Each of the Principals serves as an interested director on the Sierra Board. Seth Taube also serves as the Chief Executive Officer of Sierra. Jeff Tonkel serves as the President of Sierra. The Sierra Board delegates daily management and investment authority to the SIC Advisors pursuant to an investment management agreement (the “Sierra Investment Management Agreement”). Medley Capital LLC serves as Sierra’s administrator pursuant to an administration agreement (the “Sierra Administration Agreement”). The responsibilities of Medley Capital LLC under the Sierra Administration Agreement include overseeing Sierra’s financial records, preparing reports to Sierra stockholders and reports filed with the Commission, and generally monitoring the payment of Sierra’s expenses and the performance of administrative and professional services rendered to Sierra by others.

D.	Sierra Total Return Fund

STRF is an externally managed, non-diversified, closed-end management investment company registered under the 1940 Act. STRF will be operated as an interval fund. STRF filed a registration statement on Form N-2 (File Nos. 811-23137 and 333-209496) under the 1940 Act and the 1933 Act in connection with its initial public offering, which became effective on November 9, 2016. STRF is offering on a best efforts, continuous basis 40,000,000 shares of beneficial interest of STRF. In addition, STRF intends to make an election to be treated for federal income tax purposes as a RIC under the Code, and intends to continue to make such election in the future. STRF’s principal place of business is 280 Park Avenue, 6th Floor East, New York, New York 10017.

STRF’s Objectives and Strategies are similar to the Objectives and Strategies of each of the other Regulated Entities. STRF’s investment objective is to generate total return through a combination of current income and long-term capital appreciation by investing in a portfolio of debt securities and equities. STRF intends to meet its investment objectives by investing in the debt of U.S. companies with a focus on transactions sourced for STRF by STRF Advisors, including in fixed-income oriented funds. STRF anticipates that a substantial portion of its portfolio will consist of senior and subordinated debt. STRF’s debt investments may take the form of corporate loans or bonds, may be secured or unsecured and may, in some cases, be accompanied by warrants, options or other forms of equity participation. STRF may also allocate capital for investment in any part of the capital structure, including distressed and more subordinated positions, where the STRF Advisors believes the borrower and the potential investment present an opportunity for risk-adjusted income and returns. STRF may separately purchase common or preferred equity interests in transactions. STRF’s portfolio is expected to include fixed-rate investments that generate absolute returns as well as floating-rate investments that allow coupons to rise in rising interest rate and inflationary environments. STRF may also invest in non-controlling interests in equity and junior debt tranches of collateralized debt obligations and other structured products consisting of collateralized bond obligations, collateralized loan obligations and credit-linked notes, that invest principally in loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics).

STRF intends to pursue its investment objectives by investing its assets (defined as net assets plus the amount of any borrowing for investment purposes) in the debt and equity of fixed-income and fixed-income related securities, including real estate securities (defined below). STRF defines fixed-income and fixed-income related securities, including real estate securities, to consist of: (i) loans, bonds and other fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics) of corporate borrowers; (ii) real estate securities including common stock, partnership or similar interests, convertible or non-convertible preferred stock, and convertible or non-convertible secured, secured or unsecured debt issued by: (A) private, institutional real estate investment funds managed by institutional investment managers; and (B) publicly traded or publicly registered and non-traded real estate investment trusts; publicly traded or publicly registered and non-traded real estate operating companies; exchange traded funds; index mutual funds; and other investment vehicles such as closed-end funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in real estate; (iii) equity of investment funds, which may include (A) public investment funds managed by unaffiliated institutional asset managers, including closed and open-end funds, exchange traded funds, exchange traded notes, index mutual funds and business development companies that are publicly-traded or are publicly registered and non-traded, that invest principally in loans and fixed-income (or other instruments, including derivative instruments, with similar economic characteristics), as well as any public real estate related funds as listed above and (B) private investment funds managed by unaffiliated institutional asset managers that invest principally in loans and fixed-income (or other instruments, including derivative instruments, with similar economic characteristics), as well as any private real estate related funds as listed above; and (iv) non-controlling interests in equity and junior debt tranches of collateralized debt obligations and other structured products, consisting of collateralized bond obligations, collateralized loan obligations and credit-linked notes, that invest principally in loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics). With respect to the foregoing investments, STRF’s general investment strategy will be broad and will not be limited to any specific industry, sector, or a minimum or maximum market cap. In addition, STRF may invest across domestic and foreign markets.

STRF’s business and affairs are managed under the direction of a board of trustees (the “STRF Board”). The STRF Board currently consists of five members, three of whom are Independent Directors. Each of the Principals serves as an interested trustee on the STRF Board. Seth Taube also serves as the Chief Executive Officer of STRF. Jeff Tonkel serves as the President of STRF. The STRF Board delegates daily management and investment authority to the STRF Advisors pursuant to an investment management agreement (the “STRF Investment Management Agreement”). Medley Capital LLC serves as STRF’s administrator pursuant to an administration agreement (the “STRF Administration Agreement”). The responsibilities of Medley Capital LLC under the STRF Administration Agreement include overseeing STRF’s financial records, preparing reports to STRF stockholders and reports filed with the Commission, and generally monitoring the payment of STRF’s expenses and the performance of administrative and professional services rendered to STRF.

E.	Sierra Opportunity Fund

SOF is an externally managed, non-diversified, closed-end management investment company registered under the 1940 Act. SOF will be operated as an interval fund. SOF filed a registration statement on Form N-2 (File Nos. 811-23208 and 333-214346) under the 1940 Act and the 1933 Act in connection with its initial public offering. SOF is offering on a best efforts, continuous basis 40,000,000 shares of beneficial interest of SOF. In addition, SOF intends to make an election to be treated for federal income tax purposes as a RIC under the Code, and intends to continue to make such election in the future. SOF’s principal place of business is 280 Park Avenue, 6th Floor East, New York, New York 10017.

SOF’s Objectives and Strategies are similar to the Objectives and Strategies of each of the other Regulated Entities. SOF’s investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. SOF seeks to achieve its investment objective by investing in senior secured loans made to companies whose debt is rated below investment grade or, in limited circumstances, unrated, which we collectively refer to as “Senior Secured Loans,” with an emphasis on current income. Securities either rated below investment grade, or unrated securities possessing similar credit characteristics as below investment grade securities, are known as “junk” and “high risk” securities. SOF’s investments may take the form of the purchase of Senior Secured Loans (either in the primary or secondary markets) or through investments in entities that in turn own a pool of Senior Secured Loans. SOF may invest in Senior Secured Loans directly to implement its investment objective but expect to invest primarily in the equity and junior debt tranches of a type of such pools of Senior Secured Loans known as collateralized loan obligations, referred to as CLOs. Structurally, CLOs are entities that are formed to manage a portfolio of Senior Secured Loans. The Senior Secured Loans within a CLO are limited to Senior Secured Loans which meet specified credit and diversity criteria and are subject to concentration limitations in order to create an investment portfolio that is broadly assorted across different Senior Secured Loans, borrowers, and industries, with limitations on non-U.S. borrowers. SOF may also, at times, seek to achieve its investment objective by investing a significant portion of its assets opportunistically. Opportunistic investments will not be limited to specific investment structures or types of investments, and may include, but will not be limited to, direct investments in the debt and equity of companies; the debt and equity of fixed-income and fixed-income related securities, including real estate securities; mezzanine securities; convertible securities; and all forms of public and private equity, the funds of which may themselves directly pursue such investment strategies, including buyouts, venture capital, growth capital, private debt and special situations.

SOF’s business and affairs are managed under the direction of a board of trustees (the “SOF Board”). The SOF Board currently consists of five members, three of whom are Independent Directors. Each of the Principals serves as an interested trustee on the SOF Board. Seth Taube also serves as the Chief Executive Officer of SOF. The SOF Board delegates daily management and investment authority to the SOF Advisors pursuant to an investment management agreement (the “SOF Investment Management Agreement”). Medley Capital LLC serves as SOF’s administrator pursuant to an administration agreement (the “SOF Administration Agreement”). The responsibilities of Medley Capital LLC under the SOF Administration Agreement include overseeing SOF’s financial records, preparing reports to SOF stockholders and reports filed with the Commission, and generally monitoring the payment of SOF’s expenses and the performance of administrative and professional services rendered to SOF.

F.	Medley LLC

Medley LLC is controlled by Medley Management Inc., a publicly traded asset management firm, which in turn is controlled by Medley Group LLC, an entity controlled by the Principals.

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G.	The Regulated Entity Advisers, the Existing Affiliated Investment Advisers and Affiliated Investment Advisers

MCC Advisors. MCC Advisors, a Delaware limited liability company that is registered as an investment adviser under the Advisers Act serves as the investment adviser to MCC and Medley SBIC pursuant to the Investment Management Agreement and the Management Services Agreement (collectively, the “Management Agreements”). Subject to the overall supervision of the Board, MCC Advisors manages the day-to-day operations of, and provides investment advisory and management services to, MCC and Medley SBIC. Under the terms of the Management Agreements, MCC Advisors: (i) determines the composition of MCC’s and Medley SBIC’s portfolios, the nature and timing of the changes to such portfolios and the manner of implementing such changes; (ii) identifies, evaluates and negotiates the structure of the investments that MCC and Medley SBIC make (including performing due diligence on prospective portfolio companies); (iii) closes and monitors the investments MCC and Medley SBIC make; and (iv) determines the securities and other assets that MCC and Medley SBIC purchases, retains or sells. MCC Advisors’ services under the Management Agreements are not exclusive, and it is free to furnish similar services to other entities, consistent with its fiduciary duties to MCC and Medley SBIC.

Pursuant to the Medley Administration Agreement, MCC Advisors furnishes MCC with office equipment and clerical, bookkeeping and record keeping services at MCC’s office facilities. Under the Medley Administration Agreement, MCC Advisors also performs, or oversees the performance of, MCC’s required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, technology and investor relations. MCC Advisors is responsible for the financial records that MCC is required to maintain and prepares reports to MCC’s stockholders and reports filed with the Commission. In addition, MCC Advisors assists MCC in determining and publishing MCC’s net asset value, oversees the preparation and filing of MCC’s tax returns and the printing and dissemination of reports to MCC’s stockholders, and generally oversees the payment of MCC’s expenses and the performance of administrative and professional services rendered to MCC by others.

SIC Advisors. SIC Advisors, a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, serves as the investment adviser to Sierra pursuant to the Sierra Investment Management Agreement. SIC Advisors is a majority owned subsidiary of Medley, LLC. Subject to the overall supervision of the Sierra Board, SIC Advisors manages the day-to-day operations of, and provides investment advisory and management services to, Sierra. Under the terms of the Sierra Investment Management Agreement, SIC Advisors: (i) determines the composition of Sierra’s portfolio, the nature and timing of the changes to Sierra’s portfolio and the manner of implementing such changes; (ii) identifies, evaluates and negotiates the structure of the investments Sierra makes (including performing due diligence on the Sierra’s prospective portfolio companies); (iii) closes and monitors the investments Sierra makes; and (iv) determines the securities and other assets that Sierra purchases, retains or sells. SIC Advisors’ services under the Sierra Investment Management Agreement are not exclusive, and it is free to furnish similar services to other entities, consistent with its fiduciary duties to Sierra. The Principals are, collectively, majority owners of SIC Advisors.

STRF Advisors. STRF Advisors, a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, serves as the investment adviser to STRF pursuant to the STRF Investment Management Agreement. STRF Advisors is a majority owned subsidiary of Medley, LLC. Subject to the overall supervision of the STRF Board, STRF Advisors manages the day-to-day operations of, and provides investment advisory and management services to, STRF. Under the terms of the STRF Investment Management Agreement, STRF Advisors: (i) determines the composition of STRF’s portfolio, the nature and timing of the changes to STRF’s portfolio and the manner of implementing such changes; (ii) identifies, evaluates and negotiates the structure of the investments STRF makes (including performing due diligence on the STRF’s prospective portfolio companies); (iii) closes and monitors the investments STRF makes; and (iv) determines the securities and other assets that STRF purchases, retains or sells. STRF Advisors’ services under the STRF Investment Management Agreement are not exclusive, and it is free to furnish similar services to other entities, consistent with its fiduciary duties to STRF. The Principals are, collectively, majority owners of STRF Advisors.

SOF Advisors. SOF Advisors, a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, serves as the investment adviser to SOF pursuant to the SOF Investment Management Agreement. SOF Advisors is a majority owned subsidiary of Medley, LLC. Subject to the overall supervision of the SOF Board, SOF Advisors manages the day-to-day operations of, and provides investment advisory and management services to, SOF. Under the terms of the SOF Investment Management Agreement, SOF Advisors: (i) determines the composition of SOF’s portfolio, the nature and timing of the changes to SOF’s portfolio and the manner of implementing such changes; (ii) identifies, evaluates and negotiates the structure of the investments SOF makes (including performing due diligence on the SOF’s prospective portfolio companies); (iii) closes and monitors the investments SOF makes; and (iv) determines the securities and other assets that SOF purchases, retains or sells. SOF Advisors’ services under the SOF Investment Management Agreement are not exclusive, and it is free to furnish similar services to other entities, consistent with its fiduciary duties to SOF. The Principals are, collectively, majority owners of SOF Advisors.

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The Existing Affiliated Investment Advisers. The Existing Affiliated Investment Advisers currently serve as investment advisers to the Existing Affiliated Funds. Additionally, the Affiliated Investment Advisers may serve as investment adviser to Future Affiliated Funds.

The Regulated Entity Advisers and the Affiliated Investment Advisers are controlled by Medley LLC. The Principals control Medley LLC.

H.	Existing Affiliated Funds

Medley Opportunity Fund II LP

Medley Opportunity Fund II LP is a Delaware limited partnership. MOF II GP LLC, a Delaware limited liability company, is the general partner of Medley Opportunity Fund II LP and MOF II Management LLC, a Delaware limited liability company, is the investment adviser for Medley Opportunity Fund II LP. The Principals are the managing members of MOF II GP LLC and MOF II Management LLC. MOF II GP LLC is responsible for managing the business of Medley Opportunity Fund II LP. MOF II Management LLC is responsible for investment advisory services for Medley Opportunity Fund II LP. MOF II Management LLC is under common control of Medley LLC. MOF II GP LLC is under common control of Medley GP Holdings LLC.

The investment strategy of Medley Opportunity Fund II LP is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The investment strategy of Medley Opportunity Fund II LP is similar to the Regulated Entities’ respective investment strategies.

Medley Opportunity Fund III LP

Medley Opportunity Fund III LP is a Delaware limited partnership. MOF III GP LLC, a Delaware limited liability company, is the general partner of Medley Opportunity Fund III LP and MOF III Management LLC, a Delaware limited liability company, is the investment adviser for Medley Opportunity Fund III LP. The Principals are the managing members of MOF III GP LLC and MOF III Management LLC. MOF III GP LLC is responsible for managing the business of Medley Opportunity Fund III LP. MOF III Management LLC is responsible for investment advisory services for Medley Opportunity Fund III LP. MOF III Management LLC is under common control of Medley LLC. MOF III GP LLC is under common control of Medley GP Holdings LLC.

The investment strategy of Medley Opportunity Fund III LP is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The investment strategy of Medley Opportunity Fund III LP is similar to the Regulated Entities' respective investment strategies.

Medley Credit Strategies (KOC) LLC

Medley Credit Strategies (KOC) LLC is a Delaware limited liability company. Medley SMA Advisors LLC, a Delaware limited liability company, is the manager and the investment adviser for Medley Credit Strategies (KOC) LLC. Medley LLC is the sole member of Medley SMA Advisors LLC. Medley SMA Advisors LLC is responsible for investment advisory services for and management of Medley Credit Strategies (KOC) LLC. The primary investment strategy of Medley Credit Strategies (KOC) LLC is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The investment strategy of Medley Credit Strategies (KOC) LLC is similar to the Regulated Entities' respective investment strategies.

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II. RELIEF FOR PROPOSED CO-INVESTMENT TRANSACTIONS

A.	Co-Investment in Portfolio Companies by the Regulated Entities and the Affiliated Funds

1.	Reasons for Co-Investing

It is anticipated that co-investment in portfolio companies by the Regulated Entities and the Affiliated Funds should increase the number of favorable investment opportunities for the Regulated Entities. The Co-Investment Program will be implemented if it is approved by a Required Majority (as defined below) of the applicable Regulated Entity.

The Regulated Entity Advisers expect that co-investment by the Regulated Entities and the Affiliated Funds, or among the Regulated Entities themselves, will provide the Regulated Entities with the ability to achieve greater diversification and, together with the Affiliated Funds, the opportunity to exercise greater influence on the portfolio companies in which the Regulated Entities and the Participating Funds co-invest.

A BDC that makes investments of the type contemplated by the Regulated Entities typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed limits on exposure in a single investment. In addition, the Code imposes diversification requirements on companies, such as the Regulated Entities, which seek certain favorable tax treatment under Subchapter M of the Code.10 In view of the foregoing, in cases when a Regulated Entity Adviser identifies investment opportunities requiring larger capital commitments it must seek the participation of other entities with similar investment styles. The availability of the Affiliated Funds and/or other Regulated Entities as investing partners of a Regulated Entity may alleviate the necessity in certain circumstances.

Without the opportunity for co-investment, each Regulated Entity, acting alone, might have to forego some investment opportunities if the respective Regulated Entity cannot provide all of the financing required by a potential portfolio company. Portfolio companies may reject an offer of funding arranged by A Regulated Entity Adviser as a result of the Regulated Entity’s inability to commit the entire amount of financing required by the portfolio company in a timely manner. By reducing the number of instances in which a Regulated Entity’s individual or aggregate investment limits require the Regulated Entity Adviser to arrange a syndicated financing with unaffiliated entities, the Regulated Entities likely will be required to forego fewer attractive investment opportunities. With the assets of the Affiliated Funds along with the assets of the other Regulated Entities available for co-investment, there should be an increase in the number of opportunities accessible to each Regulated Entity.

10 See I.R.C. Section 851(b)(3).

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The Regulated Entity Advisers and the Board of each of the Regulated Entities believe that it would be desirable for the Regulated Entities to co-invest with other Regulated Entities and with the Affiliated Funds, and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Regulated Entities.

At least quarterly, the Board of each of the Regulated Entities will review the rationale for the Co-Investment Program and evaluate whether the program remains important to the Regulated Entities.

2.	Mechanics of the Co-Investment Program

In selecting investments for each Regulated Entity, the Regulated Entity Advisers will consider the investment objective, investment policies, investment position, capital available for investment, and other factors relevant to the respective Regulated Entities they advise. Similarly, in selecting investments for the Affiliated Funds, the Affiliated Investment Adviser will choose investments separately for each entity, considering, in each case, the investment objective, investment policies, investment position, capital available for investment, and other factors relevant to that particular investing entity. As described herein, each of the Affiliated Funds has or will have investment objectives and strategies that are generally similar to or overlap with the Objectives and Strategies of each of the Regulated Entities. To the extent that there is an investment opportunity that falls within the Objectives and Strategies of a Regulated Entity and one or more other Regulated Entities and/or the investment objectives and strategies of one or more of the Affiliated Funds, the Regulated Entity Advisers and the Affiliated Investment Advisers would expect such Regulated Entities and Affiliated Funds to co-invest with each other, with certain exceptions based on available capital or diversification, as discussed below. The Regulated Entities, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

The Regulated Entity Adviser, as applicable, will present each Proposed Co-Investment Transaction and the proposed allocation of each investment opportunity to the directors of the relevant Regulated Entity’s Board that are eligible to vote under Section 57(o) (the “Eligible Directors”). The “required majority,” as defined in Section 57(o) (“Required Majority”) of a Regulated Entity will approve each Co-Investment Transaction prior to any investment by the Regulated Entity. No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of the Regulated Entity.

All subsequent activity (i.e., exits or Follow-On Investments) in a Co-Investment Transaction will be made in accordance with the terms and conditions set forth in this Application.

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A Regulated Entity may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Entity and Affiliated Fund is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Entity has approved that Regulated Entity’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Entity. If the Board has not given such approval in advance, any such disposition or Follow-On Investment will be submitted to the Regulated Entity’s Eligible Directors. The Board of a Regulated Entity may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

The Co-Investment Program stipulates that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to the applicable Regulated Entity’s purchase be the same as those applicable to the purchase by the other Regulated Entities and/or Participating Funds.

The amount of each Regulated Entity’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Entity or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s capital available for investment is determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

B.	Applicable Law

1.	Sections 17(d), 57(a)(4) and 57(i), and Rule 17d-1

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC or a company controlled by such BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC or controlled company on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC or a company controlled by such BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

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In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC or controlled company in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.	Section 57(b) and Rule 57b-1

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; and (D) any officer, director, partner, copartner, or employee of such other person.

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C.	Need for Relief

Co-Investment Transactions may be prohibited by Sections 17(d) and/or 57(a)(4) and Rule 17d-1 without a prior order of the Commission to the extent that the Affiliated Funds and the other Regulated Entities fall within the category of persons described by Section 17(d) and Section 57(b), as modified by Rule 57b-1 thereunder, vis-à-vis each Regulated Entity.

First, the Regulated Entities and the Affiliated Funds may be deemed to be affiliated persons within the meaning of Section 2(a)(3). An Existing Affiliated Investment Adviser is the investment adviser to each of the Affiliated Funds. A Regulated Entity Investment Adviser is the investment adviser to each of the Regulated Entities. The Existing Affiliated Investment Advisers and the Regulated Entity Advisers are each under the common control of Medley LLC. To the extent that the Regulated Entities and the Affiliated Funds may be deemed to be controlled by or under the common control with the Regulated Entity Advisers, the Regulated Entities and the Affiliated Funds may be deemed affiliated persons within the meaning of Section 2(a)(3).

Second, each Regulated Entity may be deemed to be affiliated persons of each other Regulated Entity within the meaning of Section 2(a)(3). A Regulated Entity Adviser is the investment adviser to each of the Regulated Entities. To the extent that a Regulated Entity may be deemed to be controlled by or under common control with each of the Regulated Entity Advisers, each Regulated Entity may be deemed affiliated persons of each other Regulated Entity within the meaning of Section 2(a)(3).

D.	Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Sections 17(d) and 57(i) and Rule 17d-1, permitting (a) the Existing Affiliated Funds, and any Future Affiliated Funds, to participate with one or more Regulated Entities in Co-Investment Transactions, and (b) the Regulated Entities to participate in Co-Investment Transactions with each other.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.11 Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by MCC and its affiliates, for which an order was granted on November 25, 2013.12 We also note that the Commission has granted co-investment relief to permit a BDC and its SBIC subsidiary to co-invest with another fund.12

11See, e.g., NF Investment Corp., et al. (File No. 812-14472) Release No. IC-32362 (November 22, 2016) (order), Release No. IC-32340 (October 27, 2016) (notice); Terra Income Fund 6, Inc., et al. (File No. 812-14452) Release No. IC-32349 (November 1, 2016) (order), Release No. IC-32303 (October 4, 2016) (notice); Altegris KKR Commitments Master Fund, et al. (File No. 812-14410) Release No. IC-32319 (October 17, 2016) (order), Release No. IC-32265 (September 19, 2016) (notice); OFS Capital Corporation, et al. (File No. 812-14602) Release No. IC-32312 (October 12, 2016) (order), Release No. IC-32197 (September 13, 2016) (notice); AB Private Credit Investors Corporation, et al. (File No. 812-14453) Release No. IC-32310 (October 11, 2016) (order), Release No. IC-32261 (September 13, 2016) (notice); Bain Capital Specialty Finance, Inc., et al. (File No. 812-14575) Release No. IC-32226 (August 23, 2016) (order), IC-32197 (July 29, 2016) (notice); Carey Credit Income Fund, et al. (File No. 812-14426) Release No. IC-32164 (June 28, 2016) (order), Release No. IC-32138 (June 2, 2016) (notice); Triloma EIG Global Energy Fund, et al. (File No. 812-14429) Release No. IC-32132 (May 31, 2016) (order), Release No. IC-32106 (May 5, 2016) (notice); Capitala Finance Corp., et al. (File No. 812-14544) Release No. IC-32136 (June 1, 2016) (order), Release No. IC-32102 (May 4, 2016) (notice); OHA Investment Corporation, et al. (File No. 812-14482) Release No. IC-32094 (April 25, 2016) (order), Release No. IC-32061 (March 30, 2016) (notice); NexPoint Capital, Inc., et al. (File No. 812-14430) Release No. IC-32078 (April 29, 2016) (order), Release No. IC-32048 (March 24, 2016) (notice); Crescent Capital BDC Inc., et al. (File No. 812-14454) Release No. IC-32056 (March 29, 2012) (order), Release No. IC-32018 (March 2, 2016) (notice) Alcentra Capital Corporation, et al. (File No. 812-14374) Release No. IC-31951 (December 30, 2015) (order), Release No. IC-31927 (December 4, 2015) (notice); Harvest Capital Credit Corporation, et al. (File No. 812-14365) Release No. IC-31930 (December 10, 2015) (order), Release No. IC-31860 (October 5, 2015) (notice); THL Credit, Inc., et al. (File No. 812-14256), Release No. IC-31929 (December 8, 2015) (order), Release No. IC-31899 (November 10, 2015) (notice); Full Circle Capital Corporation, et al. (File No. 812-14396) Release No. IC-31837 (September 23, 2015) (order), Release No. IC-31799 (August 28, 2015) (notice); Business Development Corporation of America, et al. (File No. 812-14368) Release No. IC-31738 (August 5, 2015) (order), Release No. IC-31598 (May 11, 2015) (notice); Benefit Street Partners BDC, Inc., et al. (File No. 812-14126) Release No. IC-31686 (June 23, 2015) (order), Release No. IC- 31651 (May 27, 2015) (notice); TCW Direct Lending LLC, et al. (File No. 812-14382) Release No. IC-31649 (May 27, 2015) (order), Release No. IC-31589 (April 30, 2015) (notice); Garrison Capital Inc., et al. (File No. 812-14097) Release No. IC-31409 (January 12, 2015) (order), Release No. IC-31373 (December 15, 2014) (notice); Medley Capital Corporation, et al. (File No. 812-14020), Release No. IC-30807 (November 25, 2013) (order), Release No. IC-30769 (October 28, 2013) (notice).

12 Main Street Capital Corporation et. al., Investment Company Act Release Nos. 28265 (May 8, 2008) (notice) and 28295 (June 3, 2008) (order).

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F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority of each Regulated Entity will approve each Co-Investment Transaction before the investment is made, and other protective conditions set forth in this Application will ensure that the Regulated Entities will be treated fairly. Each Regulated Entity would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions.

If the Regulated Entity Advisers or the Principals, or any person controlling, controlled by, or under common control with the Regulated Entity Advisers or the Principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Entity (the “Shares”), then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable state law affecting the Board’s composition, size or manner of election.

Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating the Co-Investment Program, because the ability of the Regulated Entity Advisers or the Principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed will be limited significantly. The Independent Directors shall evaluate and approve any independent third party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

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The conditions to which the requested relief will be subject are designed to ensure that the Regulated Entity Advisers, the Affiliated Investment Advisers or the Principals would not be able to favor the Affiliated Funds over the Regulated Entities (or one Regulated Entity over another) through the allocation of investment opportunities among them. To the extent there is an investment that falls within the Objectives and Strategies of a Regulated Entity and one or more other Regulated Entities and/or the investment objectives and strategies of one or more Affiliated Funds, it is expected that a Regulated Entity will co-invest with one or more other Regulated Entities and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. The Regulated Entities, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them. Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either one Regulated Entity or the Affiliated Funds as opportunities arise.

Applicants submit that the Regulated Entities’ participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants. Applicants believe that the conditions will ensure that the Regulated Entity Advisers, the Affiliated Investment Advisers and the Principals would not be able to favor the Affiliated Funds over the Regulated Entities (or one Regulated Entity over another) through the allocation of investment opportunities among them because, as a guiding principle, the conditions permit a co-investment transaction only if the Eligible Directors have made a determination that the proposed investment would not benefit an affiliated person other than the fund participating in the transaction and then only to the extent strictly permitted by the conditions.

After making the determinations required in conditions 1 and 2(a), other than in the case of pro rata dispositions and Follow-On Investments as provided for in conditions 7 and 8, the applicable Regulated Entity Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the Regulated Entity.

Applicants believe that participation by the Regulated Entities in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness.

G.	Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. Each time a Regulated Entity Adviser or an Affiliated Investment Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Entity that falls within the then-current Objectives and Strategies of a Regulated Entity,13 the appropriate Regulated Entity Adviser will make an independent determination of the appropriateness of the investment for the Regulated Entity in light of the Regulated Entity’s then-current circumstances.

2. (a) If a Regulated Entity Adviser deems a Regulated Entity’s participation in any Potential Co-Investment Transaction to be appropriate for such Regulated Entity, it will then determine an appropriate level of investment for such Regulated Entity.

(b) If the aggregate amount recommended by Regulated Entity Advisers to be invested by the Regulated Entities in such Potential Co-Investment Transaction, together with the amount proposed to be invested by each Participating Fund, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on each participating party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The Regulated Entity Advisers will provide the respective Eligible Directors with information concerning each party’s available capital to assist the Eligible Directors with their review of such Regulated Entity’s investments for compliance with these allocation procedures.

13 “Objectives and Strategies” means the Regulated Entity’s investment objectives and strategies, as described in the Regulated Entity’s registration statement on Form N-2, other filings the Regulated Entity has made with the Commission under the Securities Act of 1933, as amended (the “1933 Act”), or under the Securities Exchange Act of 1934, as amended, and the Regulated Entity’s reports to stockholders.

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(c) After making the determinations required in conditions 1 and 2(a), the Regulated Entity Advisers will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Regulated Entity and any Participating Fund, to the Eligible Directors of the each participating Regulated Entity for their consideration. A Regulated Entity will co-invest with another Regulated Entity and/or any Participating Fund only if, prior to participating in the Potential Co-Investment Transaction, a Required Majority of the Regulated Entity concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its stockholders and do not involve overreaching in respect of the Regulated Entity or its stockholders on the part of any person concerned;

(ii) the transaction is consistent with

(A) the interests of the Regulated Entity’s stockholders; and

(B) the Regulated Entity’s then-current Objectives and Strategies.

(iii) the investment by another Regulated Entity or one or more Participating Funds would not disadvantage the Regulated Entity, and participation by such Regulated Entity is not on a basis different from or less advantageous than that of any Participating Fund or other Regulated Entity; provided that, if any Participating Fund or other Regulated Entity, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A) the Eligible Directors shall have the right to ratify the selection of such director or board observer, if any;

(B) the Regulated Entity Adviser agrees to, and does, provide periodic reports to the Board of the applicable Regulated Entity with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any other Regulated Entity or any Participating Fund or any affiliated person of either receives in connection with the right of a Participating Fund or other Regulated Entity to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any Participating Funds (who may, in turn, share their portion with their affiliated persons) and the participating Regulated Entities in accordance with the amount of each party’s investment; and

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(iv) the proposed investment by the Regulated Entity will not benefit the Regulated Entity Advisers, the Affiliated Funds or other Regulated Entities, or any affiliated person of any of them (other than the other parties to the Co-Investment Transaction), except (a) to the extent permitted by condition 13; (b) to the extent permitted by Sections 17(e) or 57(k), as applicable; (c) indirectly, as a result of an interest in securities issued by one of the parties to the Co-Investment Transaction; or (d) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. Each Regulated Entity has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The Regulated Entity Advisers will present to the Board of each Regulated Entity, as applicable, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by the Affiliated Funds and other Regulated Entities during the preceding quarter that fell within the Regulated Entity’s then-current Objectives and Strategies that were not made available to the respective Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made pursuant to condition 8 below14, a Regulated Entity will not invest in reliance on the Order in any portfolio company in which any other Regulated Entity, any Affiliated Fund, or any affiliated person of any other Regulated Entity or Affiliated Fund is an existing investor.

6. A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be the same for such Regulated Entity as for the Participating Funds and/or other Regulated Entities. The grant to an Affiliated Fund or another Regulated Entity, but not such Regulated Entity, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If any Regulated Entity or Participating Fund elects to sell, exchange, or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, then:

(i) the investment adviser to such Regulated Entity or Participating Fund will notify each other Regulated Entity that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

14 This exception applies only to Follow-On Investments by a Regulated Entity in issuers in which that Regulated Entity already holds investments.

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(ii) the investment adviser to each other Regulated Entity that participated in the Co-Investment Transaction will formulate a recommendation as to participation by such Regulated Entity in the disposition.

(b) Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to any Participating Funds and any other Regulated Entities.

(c) A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and the Participating Funds in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the applicable Regulated Entity has approved as being in the best interests of the applicable Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the applicable Regulated Entity is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the applicable Regulated Entity Adviser will provide its written recommendation as to such Regulated Entity’s participation to the Eligible Directors, and such Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in such Regulated Entity’s best interests.

(d) Each Regulated Entity and each of the Participating Funds will bear its own expenses in connection with any such disposition.

8. (a) If any Regulated Entity or Participating Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, then:

(i) the investment adviser to such Regulated Entity or Participating Fund will notify each other Regulated Entity that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii) the investment adviser to each other Regulated Entity that participated in the Co-Investment Transaction will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Entity.

(b) A Regulated Entity may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and Participating Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; (ii) the Board of the applicable Regulated Entity has approved as being in the best interests of such Regulated Entity the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the applicable Regulated Entity is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the applicable Regulated Entity Adviser will provide its written recommendation as to such Regulated Entity’s participation to the Eligible Directors, and such Regulated Entity will participate in such follow-on investment solely to the extent that a Required Majority determines that it is in such Regulated Entity’s best interests.

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(c) If, with respect to any follow-on investment:

(i) the amount of the opportunity is not based on the Regulated Entities’ and the Participating Funds’ outstanding investments immediately preceding the follow-on investment; and

(ii) the aggregate amount recommended by the applicable Regulated Entity Adviser to be invested by each Regulated Entity in such Co-Investment Transaction, together with the amount proposed to be invested by the Participating Funds and/or other Regulated Entity, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the amount to be invested by each such party will be allocated among them pro rata based on each party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and be subject to the other conditions set forth in the Application.

9. The Independent Directors of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities or Affiliated Funds that the Regulated Entity considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Entity considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Regulated Entities of participating in new and existing Co-Investment Transactions.

10. Each Regulated Entity will maintain the records required by section 57(f)(3) as if each of the Regulated Entities were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11. No Independent Director of a Regulated Entity will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the Act) of, any of the Affiliated Funds.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Regulated Entity Advisers or the Affiliated Investment Advisers under their respective investment advisory agreements with the Regulated Entities and the Participating Funds, be shared by the applicable Regulated Entities and the Participating Funds in proportion to the relative amounts of their securities held or being acquired or disposed of, as the case may be.

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13. Any transaction fee (including break-up or commitment fees but excluding brokers’ fees contemplated by Section 57(k)(2) or 17(e)(2), as applicable) received in connection with a Co-Investment Transaction will be distributed to the applicable Regulated Entities and the Participating Funds on a pro rata basis based on the amounts each invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by a Regulated Entity Adviser or an Affiliated Investment Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Regulated Entity Adviser or such other adviser, as the case may be, at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among each applicable Regulated Entity and each Participating Fund based on the amount each invests in such Co-Investment Transaction. None of the Affiliated Funds, Regulated Entity Advisers, Affiliated Investment Advisers, or any affiliated person of any of the Regulated Entities will receive additional compensation or remuneration of any kind (other than (a) in the case of the Regulated Entities and the Participating Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Regulated Entity Advisers and the Affiliated Advisers, investment advisory fees paid in accordance with the Regulated Entities’ and Affiliated Funds’ governing agreements) as a result of or in connection with a Co-Investment Transaction.

14. If the Regulated Entity Advisers, the Principals, any person controlling, controlled by, or under common control with the Regulated Entity Advisers or the Principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25% of the outstanding voting securities of a Regulated Entity (“Shares”), then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable state law affecting the Board’s composition, size or manner of election.

15. The Regulated Entity Advisers and the Affiliated Investment Advisers will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that each Regulated Entity Adviser will be notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies of any Regulated Entity it advises and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

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III. PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Brook Taube

Medley Capital Corporation

Seth Taube

Sierra Income Corporation
Sierra Total Return Fund
Sierra Opportunity Fund

280 Park Avenue, 6th Floor East

New York, NY 10017

(212) 759-0777

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Harry S. Pangas, Esq.

Payam Siadatpour, Esq.

Sutherland Asbill & Brennan LLP

700 6th Street, N.W.

Washington, DC 20001

(202) 383-0100

B.	Authorization

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that each of MCC, Sierra, STRF, by resolution duly adopted on July 21, 2016, and SOF, by resolution duly adopted on December 23, 2016 (attached hereto as Exhibits A, B, C and D), have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Sections 17(d) and 57(i) of the Act and Rule 17d-1 under the Act, for an order permitting certain joint transactions that may otherwise be prohibited under Sections 17(d) and 57(a)(4) of such Act. Each person executing the application on behalf of the Applicants says that he has duly executed the Application for and on behalf of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name of and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 23rd day of December, 2016.

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MEDLEY CAPITAL CORPORATION

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

MEDLEY LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

MCC ADVISORS LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

MEDLEY CAPITAL LLC, MEDLEY
OPPORTUNITY FUND II LP, MOF II
GP LLC, MEDLEY OPPORTUNITY
FUND III LP, MOF III GP LLC, MOF II
MANAGEMENT LLC, MOF III
MANAGEMENT LLC, MEDLEY SBIC,

LP, MEDLEY SBIC GP, LLC, SIERRA

TOTAL RETURN FUND, MEDLEY

CREDIT STRATEGIES (KOC) LLC,

STRF ADVISORS LLC

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By:	/s/ Brook Taube
Name: Brook Taube
Authorized Person

SIERRA INCOME CORPORATION

By:	/s/ Seth Taube
Name: Seth Taube
Title: Chief Executive Officer

SIC ADVISORS LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

SIERRA TOTAL RETURN FUND

By:	/s/ Seth Taube
Name: Seth Taube
Title: Chief Executive Officer

STRF ADVISORS LLC

/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

SIERRA OPPORTUNITY FUND

By:	/s/ Seth Taube
Name: Seth Taube
Title: Chief Executive Officer

SOF ADVISORS LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

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VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated as of the date first above written, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

MEDLEY CAPITAL CORPORATION

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

MEDLEY LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

MCC ADVISORS LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

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MEDLEY CAPITAL LLC, MEDLEY
OPPORTUNITY FUND II LP, MOF II
GP LLC, MEDLEY OPPORTUNITY
FUND III LP, MOF III GP LLC, MOF II
MANAGEMENT LLC, MOF III
MANAGEMENT LLC, MEDLEY SBIC,

LP, MEDLEY SBIC GP, LLC, SIERRA

TOTAL RETURN FUND, MEDLEY

CREDIT STRATEGIES (KOC) LLC,

STRF ADVISORS LLC

By:	/s/ Brook Taube
Name: Brook Taube
Authorized Person

SIERRA INCOME CORPORATION

By:	/s/ Seth Taube
Name: Seth Taube
Title: Chief Executive Officer

SIC ADVISORS, LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

SIERRA TOTAL RETURN FUND

By:	/s/ Seth Taube
Name: Seth Taube
Title: Chief Executive Officer

STRF ADVISORS, LLC

/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

SIERRA OPPORTUNITY FUND

By:	/s/ Seth Taube
Name: Seth Taube
Title: Chief Executive Officer

SOF ADVISORS LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

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EXHIBIT A

Resolution of the Board of Directors of

MEDLEY CAPITAL CORPORATION

WHEREAS, the U.S. Securities and Exchange Commission (the “SEC”) granted the Company an exemptive order on November 25, 2013 (the “Prior Order”) pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-1 permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4);

WHEREAS, management of the Company believes that it would be in the Company’s best interest to expand the scope of the Prior Order to allow the Company to enter into co-investment transactions with investment companies that are registered under the Investment Company Act of 1940, as amended (the “1940 Act”) and whose investment adviser is MCC Advisors, (ii) SIC Advisors, or (iii) any future investment adviser that Medley LLC controls, in addition to the existing and future business development companies and private funds currently covered by the Prior Order, and had such an expanded application prepared by counsel (the “New Exemptive Application”);

WHEREAS, the Board has reviewed the New Exemptive Application, a copy of which is attached hereto as Exhibit A, for an order of the SEC (the “New Order”) pursuant to Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4);

WHEREAS, the Board deems it advisable and in the best interest of the Company that the Company file the New Exemptive Application; and

WHEREAS, the Company will continue to rely on the Prior Order until the SEC issues the New Order, at which point the Company will cease relying on the Prior Order;

NOW, THEREFORE, BE IT RESOLVED, that the officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the New Exemptive Application, in substantially the form attached hereto as Exhibit A;

FURTHER RESOLVED, that the officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the New Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action;

FURTHER RESOLVED, that all acts and things previously done by any of the officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

(Adopted on July 21, 2016)

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EXHIBIT B

Resolution of the Board of Directors of

SIERRA INCOME CORPORATION

WHEREAS, the U.S. Securities and Exchange Commission (the “SEC”) granted the Company an exemptive order on November 25, 2013 (the “Prior Order”) pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-1 permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4);

WHEREAS, management of the Company believes that it would be in the Company’s best interest to expand the scope of the Prior Order to allow the Company to enter into co-investment transactions with investment companies that are registered under the Investment Company Act of 1940, as amended (the “1940 Act”) and whose investment adviser is MCC Advisors, (ii) SIC Advisors, or (iii) any future investment adviser that Medley LLC controls, in addition to the existing and future business development companies and private funds currently covered by the Prior Order, and had such an expanded application prepared by counsel (the “New Exemptive Application”);

WHEREAS, the Board has reviewed the New Exemptive Application, a copy of which is attached hereto as Exhibit A, for an order of the SEC (the “New Order”) pursuant to Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4);

WHEREAS, the Board deems it advisable and in the best interest of the Company that the Company file the New Exemptive Application; and

WHEREAS, the Company will continue to rely on the Prior Order until the SEC issues the New Order, at which point the Company will cease relying on the Prior Order;

NOW, THEREFORE, BE IT RESOLVED, that the officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the New Exemptive Application, in substantially the form attached hereto as Exhibit A;

FURTHER RESOLVED, that the officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the New Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action;

FURTHER RESOLVED, that all acts and things previously done by any of the officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

(Adopted on July 21, 2016)

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EXHIBIT C

Resolution of the Sole Trustee of

SIERRA TOTAL RETURN FUND

WHEREAS, the Board has reviewed the exemptive application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4); and

WHEREAS, the Board deems it advisable and in the best interest of the Company that the Company file the Exemptive Application;

NOW, THEREFORE, BE IT RESOLVED, that the officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A;

FURTHER RESOLVED, that the officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action;

FURTHER RESOLVED, that all acts and things previously done by any of the officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

(Adopted on July 21, 2016)

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EXHIBIT D

Resolution of the Sole Trustee of
SIERRA OPPORTUNITY FUND

WHEREAS, the Board has reviewed the exemptive application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4); and

WHEREAS, the Board deems it advisable and in the best interest of the Company that the Company file the Exemptive Application;

NOW, THEREFORE, BE IT RESOLVED, that the officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A;

FURTHER RESOLVED, that the officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action;

FURTHER RESOLVED, that all acts and things previously done by any of the officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

(Adopted on December 23, 2016)

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